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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               GALOOB TOYS, INC.
                           (NAME OF SUBJECT COMPANY)
                             ---------------------

                               GALOOB TOYS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                             ---------------------
                                   364091108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ---------------------
                            WILLIAM G. CATRON, ESQ.
                            EXECUTIVE VICE PRESIDENT
                              AND GENERAL COUNSEL
                               GALOOB TOYS, INC.
                              500 FORBES BOULEVARD
                         SOUTH SAN FRANCISCO, CA 94080
                                 (650) 952-1678
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)
                             ---------------------
                                WITH A COPY TO:

                           JEFFREY J. WEINBERG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Galoob Toys, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 500 Forbes Boulevard, South San Francisco, California 94080. The title of the class of equity securities to which this Statement relates is common stock, par value $0.01 per share, of the Company (including the associated preferred stock purchase rights) (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer (the "Offer") by New HIAC II Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hasbro, Inc., a Rhode Island corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 2, 1998 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a purchase price of $12.00 per Share, net to the seller in cash without interest (the consideration to be paid pursuant to the Offer being, the "Offer Consideration"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 27, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. See Item 3(b)(2) below for a description of the Merger Agreement, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference. A copy of the press release issued by Parent on September 28, 1998 is filed as Exhibit B hereto and is incorporated herein by reference.

     The Merger Agreement provides that after consummation of the Offer and the satisfaction or waiver of the conditions set forth therein, Purchaser will be merged with and into the Company (the "Merger") pursuant to the General Corporation Law of the State of Delaware (the "DGCL"). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the "Surviving Corporation"), and will continue to be governed by the laws of the State of Delaware. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares owned by Parent, Purchaser, the Company or any subsidiary of Parent, Purchaser or the Company, or those Shares held by stockholders who have properly exercised their rights for appraisal of such Shares in accordance with Delaware law) will be converted into the right to receive the Offer Consideration.

     The Offer to Purchase states that the address and principal executive offices of Parent and Purchaser are 1027 Newport Avenue, Pawtucket, Rhode Island 02861 and the telephone number is (401) 431-8697.

ITEM 3.  IDENTITY AND BACKGROUND

   (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this Statement, are as set forth in Item 1 above.

   (b) Material Contacts, etc. Except as set forth in this Item 3(b) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and: (1) the Company, its executive officers, directors or affiliates; or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

         (b)(1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Executive Officers, Directors or Affiliates of the Company.

Severance and Change in Control Agreements

     Effective as of November 17, 1997, the Company entered into a Severance and Change in Control Agreement with Mark D. Goldman, President and Chief Executive Officer of the Company (the "Goldman Severance Agreement"), which superseded and terminated a previous Severance Agreement, dated as of October 27, 1994, between the Company and Mr. Goldman. The Goldman Severance Agreement sets forth certain benefits that are payable to Mr. Goldman if Mr. Goldman's employment is terminated for various reasons, including termination by the Company (or its successor) or by him of his employment either prior to or following a Change in Control (as defined in the Goldman Severance Agreement; such definition would include the change in control resulting from the consummation of the Offer and the Merger) of the Company, as follows (the "Goldman Severance Payment"):

     (i) If Mr. Goldman's employment is terminated other than for cause (as defined in the Goldman Severance Agreement) prior to a Change in Control, or if Mr. Goldman terminates his employment for good reason (as defined in the Goldman Severance Agreement; such definition includes the occurrence of a Change in Control) prior to a Change in Control, the Goldman Severance Agreement provides that the Company shall pay to Mr. Goldman a lump-sum payment equal to (a) three times Mr. Goldman's annualized current base compensation, (b) three times an amount equal to the largest dollar bonus paid (including any bonus amount that was deferred by Mr. Goldman) in the last five years, including the year in which Mr. Goldman's termination of employment occurs (the "Owed Bonus"), and (c) three times the annual car allowance in effect for Mr. Goldman at the time of employment termination and three times the annual insurance, maintenance and gasoline costs incurred for Mr. Goldman's vehicle during his last full year of employment with the Company. The Goldman Severance Agreement further states that the Company shall continue to provide Mr. Goldman with medical, health and insurance benefits for a period of three years from the date of Mr. Goldman's termination of employment.

     (ii) If Mr. Goldman's employment is terminated by the Company other than for cause within twenty-four months following a Change in Control, or if Mr. Goldman terminates his employment for good reason within twenty-four months following a Change in Control, the Goldman Severance Agreement provides that the Company will pay to Mr. Goldman a lump-sum payment equal to (a) three times Mr. Goldman's annual base salary, (b) three times the Owed Bonus, (c) three times the annual car allowance in effect for Mr. Goldman at the time of his employment termination and three times the annual insurance, maintenance and gasoline costs incurred for Mr. Goldman's vehicle during his last full year of employment with the Company, and (d) the amount of $948,400 (the "Special Payment") and an additional lump-sum payment (the "Make-Whole Payment") in such an amount as necessary to pay any income tax and employment tax on the Special Payment and the Make-Whole Payment and as necessary to pay the value of the lost tax benefit caused by the loss of any tax deduction resulting from Mr. Goldman's receipt of the Special Payment or the Make-Whole Payment. The Goldman Severance Agreement further states that the Company shall continue to provide Mr. Goldman with medical, health and insurance benefits for a period of three years following the date of termination of Mr. Goldman's employment.

     (iii) If Mr. Goldman's Employment is terminated by the Company for cause, or if Mr. Goldman terminates his employment for any reason other than for good reason, the Goldman Severance Agreement provides that the Company must pay to Mr. Goldman (a) his unpaid compensation for services prior to termination, (b) the value of any accrued unused vacation pay to the date of termination and (c) any amounts owed to Mr. Goldman pursuant to any deferred compensation plan.

     The maximum Goldman Severance Payment that the Company would be required to make under the Goldman Severance Agreement if such amount currently became payable as a result of a Change in Control is approximately $6,245,275. In addition, the Goldman Severance Agreement contains a "gross-up" provision which provides that, to the extent that any severance payment is subject to certain excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended ("Section 4999"), the Company would make

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

an additional gross-up payment so that Mr. Goldman would retain an amount of the severance payment equal to the amount he would have retained had there been no such excise taxes. The Company has purchased a life insurance policy in the face amount of $2,000,000 on the life of Mr. Goldman. The beneficiary of such insurance policy is Mr. Goldman's wife.

     Each of William G. Catron, Gary J. Niles and Louis R. Novak (each an "Executive Vice President" and collectively, the "Executive Vice Presidents") entered into a Severance and Change in Control Agreement (the "EVP Severance and Change in Control Agreements") with the Company, each dated as of January 1, 1997, as each was amended on August 13, 1997 and December 15, 1997. The EVP Severance and Change in Control Agreements provide that if an Executive Vice President's employment is terminated other than for cause or due to Disability (each as defined in the EVP Severance and Change in Control Agreements), then such Executive Vice President is entitled to continue to receive his salary and certain benefits (excluding the continuation of any bonus, incentive or profit sharing) for a period of twelve months after termination. The severance payments are reduced in the event that an Executive Vice President commences regular full-time employment elsewhere during such period. If there is a Change in Control (for the purpose of this paragraph, as defined in the EVP Severance and Change in Control Agreements; such definition would include the change in control resulting from the consummation of the Offer and the Merger) and the employment of an Executive Vice President is terminated voluntarily or involuntarily (other than for death, Disability or cause) prior to the first anniversary of such Change in Control, in lieu of the above-described severance payments, each such Executive Vice President is entitled to receive a lump-sum payment in an amount equal to three times such Executive Vice President's annual salary and bonus (as described in the EVP Severance and Change in Control Agreements), plus the continuation of certain benefits for a thirty-six month period of time. If the employment of an Executive Vice President is terminated involuntarily by the Company (other than for cause) during the twelve months following the first anniversary of a Change in Control, then such Executive Vice President is entitled to continue to receive his salary and benefits (excluding the payment of any bonus) for a period of up to twenty-four months. Any payment or benefit received pursuant to the EVP Severance and Change in Control Agreements will be reduced to the extent that such payment or benefit would be subject to excise taxes pursuant to Section 4999 occurring as a result of a Change in Control. If the employment of all of the Executive Vice Presidents were to be terminated as a result of a Change in Control, then the Executive Vice Presidents would currently be entitled to receive approximately $5,373,469, in the aggregate, under the EVP Severance and Change in Control Agreements.

     Ronald D. Hirschfeld entered into a Severance and Change in Control Agreement with the Company that had the same terms described above for the EVP Severance and Change and Control Agreements. On August 31, 1998, Mr. Hirschfeld submitted his resignation as Executive Vice President of the Company. Mr. Hirschfeld's resignation was not in connection with the transactions contemplated by the Offer and the Merger. Mr. Hirschfeld's resignation automatically terminated his Severance and Change in Control Agreement in accordance with its terms.

     Roger J. Kowalsky entered into a Severance and Change in Control Agreement with the Company that had the same terms described above for the EVP Severance and Change in Control Agreements. Pursuant to an agreement, dated as of April 28, 1998, the Company and Mr. Kowalsky agreed to terminate Mr. Kowalsky's Severance and Change in Control Agreement in connection with Mr. Kowalsky's agreement to take on fewer responsibilities with the Company.

     Kathleen R. McElwee entered into a Severance and Change in Control Agreement (the "McElwee Severance and Change in Control Agreement") with the Company, dated November 6, 1997, as amended on December 22, 1997. The McElwee Severance and Change in Control Agreement provides that if Ms. McElwee's employment is terminated other than for cause or due to Disability (each as defined in the McElwee Severance and Change in Control Agreement) then Ms. McElwee is entitled to continue to receive her salary and certain benefits (excluding the continuation of any bonus, incentive or profit sharing) for a period of nine months after termination. The severance payments are reduced in the event that Ms. McElwee commences regular full-time employment elsewhere during such period. If there is a Change in Control (for the purpose of this paragraph, as defined in the McElwee Severance and Change in Control Agreement; such definition would include the change in control resulting from the consummation of the Offer
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

and the Merger) and the employment of Ms. McElwee is terminated voluntarily or involuntarily (other than for death, Disability or cause) prior to the first anniversary of such Change of Control, in lieu of the above-described severance payments, Ms. McElwee is entitled to receive a lump sum payment in an amount equal to one and one-half (1 1/2) times Ms. McElwee's annual salary and bonus (as described in the McElwee Severance and Change in Control Agreement), plus the continuation of certain benefits for an eighteen month period of time. Any payment or benefit received pursuant to the McElwee Severance and Change in Control Agreement will be reduced to the extent that such payment or benefit would be subject to excise taxes pursuant to Section 4999 occurring as a result of a Change in Control. If the employment of Ms. McElwee was to be terminated as a result of a Change in Control, Ms. McElwee would currently be entitled to receive approximately $468,067, in the aggregate.

     The Merger Agreement provides that Parent will cause the Surviving Corporation to honor the obligations of the Company or any of its subsidiaries under the provisions of all employment, consulting, termination, severance, change in control and indemnification agreements between or among the Company or any of its subsidiaries and any current or former officer, director, consultant or employee of the Company or any of its subsidiaries.

Director Compensation

     Each director who was not a full-time employee of the Company is entitled to receive an annual director's fee of $15,000 plus $500 for each meeting of the Board of Directors or any committee thereof attended by such director. Each director who was not a full-time employee of the Company received an option immediately exercisable into 2,000 Shares on July 1, 1995 and has received an option immediately exercisable into 2,000 Shares on January 1 of each year thereafter through January 1, 1998. Each non-full-time employee director is entitled to receive an option immediately exercisable into 2,000 Shares on January 1 of each year after January 1, 1998 until such directors no longer serve as directors of the Company. The exercise price of such options is equal to the fair market value per Share (as determined by the closing price reported on the New York Stock Exchange on the date of determination) on the date such options are received. All directors are reimbursed by the Company for out-of-pocket expenses incurred by them as directors of the Company.

     In addition to the aforementioned director compensation, prior to the consummation of the Offer, the Company will pay to each of S. Lee Kling, Roger
J. Kowalsky, Andrew J. Cavanaugh and Scott R. Heldfond the sum of $40,000 as a one-time payment for the extraordinary effort, services and consultation rendered by each such individual, in his capacity as a Director of the Company, in connection with the Company's efforts during 1998 to identify, analyze and pursue a course of action designed to maximize the value of the Shares to the Company's stockholders.

Stock Options

     The Company maintains the Amended and Restated 1984 Employee Stock Option Plan, the 1994 Senior Management Stock Option Plan, the 1995 Non-Employee Directors' Stock Option Plan and the 1996 Share Incentive Plan (each a "Stock Option Plan" and collectively, the "Stock Option Plans"). Pursuant to the Merger Agreement, immediately prior to the Effective Time, each then outstanding option to purchase any Shares (in each case, an "Option") under each Stock Option Plan, whether or not then exercisable, shall be cancelled by the Company and in consideration of such cancellation and except to the extent that Parent or Purchaser and the holder of any such Option otherwise agree, the Company (or, at Parent's option, the Purchaser) shall pay to such holders of Options an amount in respect thereof equal to the product of (a) the excess, if any, of the Offer Consideration over the exercise price of each such Option and (b) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes and without interest thereon).

     Pursuant to the Merger Agreement, the Company shall use its reasonable best efforts to take all actions necessary and appropriate so that each Stock Option Plan shall terminate and no holder of an Option under, or any participant in, such Stock Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent, Purchaser or the Surviving Corporation.

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

Employee Benefit Plans

     The Company currently maintains several benefit programs for its and its subsidiaries' employees. Under the terms of the Merger Agreement, all employees of the Company and its subsidiaries immediately prior to the consummation of the Offer (other than officers of the Company who have written severance agreements with the Company that were disclosed to Parent) shall be entitled to receive through December 31, 1998 (except in the case of employees of Galco, which date shall be the first day of the Chinese New Year (February 16, 1999) and not December 31, 1998) health and welfare benefits, and qualified retirement benefits, on terms that are not substantially less favorable, in the aggregate, to those currently provided to employees of the Company and its subsidiaries under the Company's existing plans. For purposes of eligibility to participate in and vesting in all nonqualified benefit plans provided to employees of the Surviving Corporation, such employees will be credited with their years of service with the Company or any of its subsidiaries or with prior employers to the extent service with prior employers is taken into account under the existing plans of the Company.

Long Term Compensation Plan

     The Company currently maintains a Long Term Compensation Plan for its executive management. The Long Term Compensation Plan provides financial rewards for exceptional corporate performance that results in long term increases in the Company's earnings. The payment of compensation pursuant to the Long Term Compensation Plan is dependent on the Company's achieving certain cumulative earnings per share goals for the period of July 1, 1996 through December 31, 1998. Achieving those specified goals enables members of the Company's executive management to earn an award of up to three times their annual salary in effect on July 1, 1996 (the "Targeted Award"). In addition, exceeding the maximum goal by at least 50 percent enables executive management to earn an award equal to 125 percent of their Targeted Award. The maximum amount of compensation that any member of executive management may receive pursuant to the Long Term Compensation Plan is $1.875 million. Attainment of 100 percent of the goal will result in a total payment in 1999 of approximately $6 million which would have been accrued ratably over the performance period. Termination of employment with the Company for any reason prior to January 1, 1999 will result in full forfeiture of a participant's right to any payment under the Long Term Compensation Plan, except in the event of a participant's death or disability (in either such case, a pro rata payment shall be made, if appropriately earned) or as otherwise determined by the Compensation Committee of the Board of Directors. The Company does not anticipate that any payments will be due under the Long Term Compensation Plan at the end of the performance period.

Indemnification of Directors and Officers

     The Company's Certificate of Incorporation provides that directors, officers, employees and agents of the Company shall be indemnified to the fullest extent authorized by the DGCL as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all expenses, liabilities and losses (including attorneys' fees, judgments, penalties, fines, ERISA excise taxes and judgments, fines and amounts paid or to be paid in settlement) from threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative. The Certificate of Incorporation further provides that, to the extent permitted by the DGCL, expenses so incurred by any such person in defending an action, suit or proceeding shall, at his or her request, be paid by the Company in advance of the final disposition of such action or proceeding. The Company has obtained directors' and officers' liability and company reimbursement insurance which, among other things, (i) provides for payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers in their capacity as such and (ii) provides for payment on behalf of the Company against such loss but only when the Company shall be required or permitted to indemnify directors or officers for such loss pursuant to statutory or common law or pursuant to duly effective provisions of the Company's Certificate of Incorporation or By-laws.

     The Merger Agreement provides that Parent, and after the Effective Time, the Surviving Corporation, will indemnify, defend and hold harmless, each present and former director, officer, employee and agent of the Company and its subsidiaries against all losses, claims, damages, costs and expenses (including reasonable
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

attorney's fees), liabilities or judgments or amounts of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was serving in such person's capacity as a director, officer, employee or agent of the Company or any of its subsidiaries, whether pertaining to any matter existing or occurring prior to the Effective Time or any acts or omissions occurring or existing at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (the "Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the Offer, the Merger or other transactions contemplated by the Merger Agreement, in each case to the fullest extent a corporation is permitted under the DGCL and the Company's Certificate of Incorporation or By-Laws as in effect on the date of the Merger Agreement. The Merger Agreement also provides that the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-laws of the Surviving Corporation will not be amended following the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time.

     The Merger Agreement further provides that, after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, for a period of three (3) years from the Effective Time, directors' and officers' insurance coverage, if available, covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy with respect to acts prior to the Effective Time on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 150 percent of the annual premium currently paid by the Company for such coverage; and provided further, that, if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 150 percent of the annual premium.

   (b)(2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) Parent and Purchaser and their Executive Officers, Directors or Affiliates.

Confidentiality Agreement

     Parent and the Company entered into a Confidentiality Agreement, dated as of April 2, 1998 and amended as of June 23, 1998 (the "Confidentiallity Agreement"), a copy of which is filed as Exhibit C to this Schedule 14D-9 and incorporated herein by reference. Pursuant to the Confidentiality Agreement, each party agrees, among other things, to keep confidential certain information furnished to it by each other party in connection with the Offer and the Merger and to use such information solely for the purpose of evaluating a business transaction contemplated by the Offer and the Merger. Parent further agreed that
(i) for a period of one (1) year from the date of the Confidentiality Agreement, Parent and its subsidiaries will not solicit to employ any of the officers or employees of the Company, subject to certain exceptions, and (ii) through December 31, 1999, Parent will not, subject to certain exceptions, (a) acquire any securities or property of the Company, (b) propose to enter into any business combination or purchase a material portion of the assets of the Company other than a confidential proposal made to the Board of Directors of the Company without any public disclosure by Parent (except as set forth in the Merger Agreement), (c) participate in any solicitations of proxies, (d) participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any securities of the Company, (e) seek to control or influence the management, Board of Directors or policies of the Company, (f) disclose any intention, plan or arrangement inconsistent with the foregoing or
(g) advise, assist or encourage any other person in connection with any of the foregoing.

Merger Agreement

     The following is a summary of the material provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has
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

been filed as Exhibit A to this Schedule 14D-9. For purposes of this Item 3(b)(2), except as set forth herein with respect to certain terms, the meaning of which may not be readily apparent, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, financial statements, filings with the Commission, disclosures in proxy statement and tender offer documents, absence of certain changes or events, litigation, absence of changes in benefit plans, employee benefit plans, tax matters, no excess non-deductible payments, compliance with applicable laws, environmental matters, intellectual property, owned and leased real property, material contracts, labor and employment matters, product liability, applicability of state takeover statutes, votes required to approve the Merger Agreement, brokers' and finders' fees, receipt of the Financial Advisor Opinion, Year 2000, Company Rights Agreement and absence of questionable payments.

     In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the certificate of incorporation and by-laws of Parent and Purchaser or laws applicable to Parent or Purchaser, disclosures in proxy statement and tender offer documents, prior activities by Purchaser, brokers' and finders' fees and financing.

     Conditions to the Merger. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or Purchaser, as the case may be, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Certificate of Incorporation, in order to consummate the Merger; (ii) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; (iii) no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any governmental entity precluding, restraining, enjoining or prohibiting consummation of the Merger; and (iv) Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

     The Company Board. The Merger Agreement provides that promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer as a result of which Purchaser and its affiliates own beneficially at least a majority of the then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on such Board (giving effect to the increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company's Board of Directors, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause Persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each Subsidiary of the Company and (iii) each committee (or similar body) of each such board.

     The Merger Agreement provides that, notwithstanding the foregoing, the parties thereto shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time be, Continuing Directors. From and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment or modification of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or By-Laws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Board of Directors of the Company to approve the actions contemplated by the Merger Agreement and the Transactions and the full Board of Directors of the Company; provided, that, if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company, except that no such action shall amend the terms of the Merger Agreement or modify the terms of the Offer or the Merger in a manner materially adverse to the holders of Shares.

     Stockholders' Meeting. If required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with applicable Law, its Certificate of Incorporation and By-laws:
(i) as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and (x) obtain and furnish the information required to be included in the Proxy Statement (as defined below) and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable date; provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (y) use its reasonable best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) unless the Merger Agreement has been terminated in accordance with the provisions of the section summarized under "Termination" below, subject to its rights pursuant to the section summarized under "No Solicitation" below, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

     Options. The Merger Agreement provides that immediately prior to the Effective Time, each then outstanding Option, whether or not then vested or exercisable, shall be cancelled by the Company and in consideration of such cancellation and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, the Company (or, at Parent's option, the Purchaser) shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes and without interest).

     The Merger Agreement provides that the Company shall use its reasonable efforts to take all actions necessary and appropriate so that all stock option or other equity based plans maintained with respect to the Shares ("Option Plans"), shall terminate as of the Effective Time and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in any Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent, Purchaser or the Surviving Corporation. In addition, the Company has agreed to use its reasonable best efforts to obtain all necessary consents from, and mail any required notices to, holders of Options and amend the terms of the applicable Option Plans, in each case as is necessary to give effect to the foregoing.

     Interim Operations. The Merger Agreement provides that after the date of the Merger Agreement and prior to the time the designees of Parent have been elected to or appointed to, and shall constitute a majority of, the Company Board pursuant to the applicable provisions of the Merger Agreement (the "Appointment Date"), and except (i) as expressly contemplated by the Merger Agreement, (ii) as set forth in the applicable section of the disclosure schedule thereto or (iii) as agreed in writing by Parent:

          (a) the Company shall and shall cause its Subsidiaries to carry on their respective businesses in the ordinary course;

          (b) the Company shall and shall cause its Subsidiaries to use all reasonable best efforts consistent with good business judgment to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships consistent with past practice with desirable customers, suppliers, licensors, licensees, distributors and others having business dealings with them;

          (c) neither the Company nor any of its Subsidiaries shall, directly or indirectly, amend its Certificate of Incorporation or By-laws or similar organizational documents;

          (d) Representatives of the Company and its Subsidiaries shall confer at such times as Parent may reasonably request with one or more representatives of Parent to report material operational matters and the general status of ongoing operations;

          (e) neither the Company nor any of its Subsidiaries shall: (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its Subsidiaries, except that a wholly-owned Subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its Subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with the Option Plans as in effect on the date of the Merger Agreement or additional warrants issued in accordance with the terms of the Warrants; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of the Subsidiaries of the Company;

          (f) neither the Company nor any of its Subsidiaries shall enter into any agreement or arrangement with respect to the distribution of any of the Company's products;

          (g) neither the Company nor any of its Subsidiaries shall acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are subsidiaries of the Company) or (B) any assets, including real estate, except purchases in the ordinary course of business consistent with past practice;

          (h) neither the Company nor any of its Subsidiaries shall make any new capital expenditure or expenditures in excess of $50,000 individually or $500,000 in the aggregate;

          (i) neither the Company nor any of its Subsidiaries shall, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, amend or terminate any Company Material Contract where such amendment or termination would have a Material Adverse Effect on the Company, or waive, release or assign any material rights or claims;

          (j) neither the Company nor any of its Subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any property or assets other than in the ordinary course of business and consistent with past practice;

          (k) neither the Company nor any of its Subsidiaries shall: (i) enter into any employment or severance agreement with or grant any severance or termination pay to any officer, director or key employee of the Company or any its Subsidiaries; or (ii) hire or agree to hire any new or additional key employees or officers;

          (l) neither the Company nor any of its Subsidiaries shall, except as required to comply with applicable Law or expressly provided in the Merger Agreement, (A) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any Benefit Plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such Benefit Plans with the terms of the Merger Agreement, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee provided that employees with annual compensation of $100,000 or less may receive increases of not more than 5.0% on the anniversary date of their employment in the ordinary course of business and consistent with past practice, (C) pay any benefit not provided for under, or contemplated by, any Benefit Plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (m) neither the Company nor any of its Subsidiaries shall: (i) incur or assume any long-term debt or, except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) incur or modify any material indebtedness or other liability except as set forth on the applicable section of the disclosure schedule to the Merger Agreement; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business in accordance with past practice); or (v) settle any material claims other than in the ordinary course of business, in accordance with past practice and without admission of liability;

          (n) neither the Company nor any of its Subsidiaries shall change any of the accounting principles used by it unless required by GAAP, the SEC or Law;

          (o) neither the Company nor any of its Subsidiaries shall make any tax election, amend any material tax return, make a claim for any material tax refund or settle or compromise any material tax liability (whether with respect to amount or timing);

          (p) neither the Company nor any of its Subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice, of any such claims, liabilities or obligations which are reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries; or except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

          (q) neither the Company nor any of its Subsidiaries shall (by action or inaction) amend, renew, terminate or cause to be extended any lease, agreement or arrangement relating to any of the leased properties or enter into any lease, agreement or arrangement with respect to real property;

          (r) neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing; and

          (s) neither the Company nor any of its Subsidiaries shall take any action that would result in (i) any of its representations and warranties that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not qualified as to materiality becoming untrue in any material respect or (iii) any of the conditions to the Offer, as set forth in the Merger Agreement, not being satisfied (subject to the Company's right to take action specifically permitted by the Merger Agreement).

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquires or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided that nothing contained in the applicable provisions of the Merger Agreement shall prohibit the Company or the Company Board from (A) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (B) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after receiving advice from outside counsel, is required under, or is necessary to comply with, applicable Law, provided that the Company may not, except as permitted by the following paragraph, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of the Merger Agreement, the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may withdraw or modify its recommendation of the Offer, furnish information concerning its business, properties or assets to any Person or group and may negotiate and participate in discussions and negotiations with such Person or group concerning a Takeover Proposal if: (x) such Person or group has submitted a Superior Proposal; and (y) in the opinion of the Company Board such action is required to discharge the Board's fiduciary duties to the Company's stockholders under applicable law, determined only after receipt of advice from independent legal counsel to the Company that the failure to provide such information or access or to engage in such discussions or negotiations may cause the Company's Board to violate its fiduciary duties to the Company's stockholders under applicable law. The Company will promptly (but in no case later than 24 hours) notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Takeover Proposal, and the Company will promptly communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Takeover Proposal (and will promptly provide to Parent copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Takeover Proposal which was not previously provided to Parent. The Company will keep Parent informed of the status and details of any such Takeover Proposal and of any amendments or proposed amendments to any Takeover Proposal and will promptly notify Parent (but in no case later than 24 hours) of any determination by the Company Board that a Superior Proposal has been made.

     Pursuant to the Merger Agreement, except as set forth in this paragraph, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, subject to compliance with this paragraph prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the third business day following Parent's receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, but only if the Company shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with the Transactions on such adjusted terms. The term "Takeover Proposal" means any bona fide proposal or offer, whether in writing or otherwise, from any Person other than Parent, Purchaser or any affiliates thereof (a "Third Party") to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of the Company and its Subsidiaries on a consolidated basis or 30% or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to the Company, including any single or related multi-step transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of or 30% or more of the equity interest in the Company. The term "Superior Proposal" means an unsolicited Takeover Proposal on terms which the Company Board determines in good faith to be more favorable to the Company's stockholders than the Offer and the Merger (based on advice from the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board, based on advice from the Company's independent financial advisor, is reasonably capable of being financed by such Third Party and which, in the good faith reasonable judgement of the Company Board is reasonably likely to be consummated within a period of time not materially longer in duration than the period of time reasonably believed to be necessary to consummate the Offer and the Merger.

     Termination. The Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

          (a) By the mutual written consent of Parent and the Company; provided, however, that if Parent shall have a majority of the directors pursuant to the applicable provisions of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors.

          (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the Transactions on the terms contemplated by the Merger Agreement or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

          (c) By either of Parent or the Company if the Effective Time shall not have occurred on or before March 31, 1999, provided, however, that if the Effective Time shall not have occurred by such date solely as a result of the failure of the condition summarized in clause (iii) under the heading "Conditions to the Merger" above by reason of the entry of a preliminary injunction, the Merger Agreement may not be terminated pursuant to this paragraph (c) until June 30, 1999; provided, further, that the party seeking to terminate the Merger Agreement pursuant to this paragraph (c) shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have been the cause of, or resulted in, the failure to consummate the Merger on or before such date;

          (d) By the Company: (i) if the Company has entered into an agreement with respect to a Superior Proposal or has approved or recommended a Superior Proposal in accordance with the applicable provisions of the Merger Agreement, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to the Parent of the Termination Fee; or (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this clause (d)(ii) if the Company is in material breach of the Merger Agreement; or (iii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided, that the Company may not terminate the Merger Agreement pursuant to this clause (d) (iii) if the Company is in material breach of the Merger Agreement; or (iv) if there shall be a material breach by either Parent or Purchaser of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, except where such breach does not have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer or the Merger.

          (e) By Parent or Purchaser: (i) (A) if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal, or (B) there shall have been a material breach of any provision of the section of the Merger Agreement summarized under "No Solicitation" above, Parent shall have given at least five (5) days' written notice of such breach and such breach shall not have been cured within such five (5) day period; or (ii) if due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Section 14 below, Parent or Purchaser shall have terminated the Offer without Parent or Purchaser purchasing any Shares thereunder, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this clause
     (e) (ii) if Parent or Purchaser is in material breach of the Merger Agreement; or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in the Section 14 below, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five (5) business days following the date of the initial public announcement of the Offer; provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this clause (e)(iii) if Parent or Purchaser is in material breach of the Merger Agreement; or (iv) if any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the Shares; or (v) if there shall be a breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement and such breach (without giving effect to any limitation as to "knowledge," "materiality" or "material adverse effect" set forth therein) individually, or together with any other breaches, has a Material Adverse Effect on the Company.

     Termination Fee. Pursuant to the Merger Agreement, if (x) Parent or Purchaser terminates the Merger Agreement pursuant to clauses (e)(i) or (e)(iv) under the heading "Termination" above or (y) the Company terminates this Agreement pursuant to clause (d)(i) under the heading "Termination" above, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $6,000,000 (the "Termination Fee"). In addition, if the Merger Agreement is terminated by Parent pursuant to clause
(e)(v) under the heading "Termination" above (other than by reason of a breach of the section in the Merger Agreement summarized under "No Solicitation" above) and at the time of such termination, Parent is not in material breach of the Merger Agreement, then the Company shall pay to Parent, at the time of termination, and an amount equal to Parent's and Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Parent or Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the Transactions, including, without limitation, the fees and expenses payable to all banks, investment banking firms, and other financial institutions and Persons and their respective agents and counsel incurred in connection with acting as Parent's or Purchaser's financial advisor with respect to, or arranging or committing to provide or providing any financing for, the Transactions (the "Expenses") and, if the breach referred to in clause (e)(v) under the heading "Termination" above was a willful breach and if the Company shall thereafter, within nine (9) months after such termination, enter into an agreement with respect to a Takeover Proposal, then the Company shall pay the Termination Fee (less any

Expenses previously paid by the Company to Parent pursuant to this section) concurrently with entering into any such agreement. Any payments required to be made pursuant to this Section shall be made by wire transfer of same day funds to an account designated by Parent.

     Indemnification. The Merger Agreement provides that Parent, and from and after the Effective Time, the Surviving Corporation, shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to September 27, 1998 or who becomes prior to the Effective Time, an officer, director, employee or agent of the Company or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was serving in such person's capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time or any acts or omissions occurring or existing at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the Transactions, in each case to the fullest extent a corporation is permitted under the DGCL and the Certificate of Incorporation or By-Laws as currently in effect to indemnify such persons (and the Company and the Surviving Corporation, as the case may be, will pay expenses promptly after statements thereof are received, to each Indemnified Party to the fullest extent permitted by Delaware law, subject to delivery of the undertaking described below). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) such Indemnified Party may retain counsel satisfactory to the Indemnified Party and reasonably satisfactory to the Company (and reasonably satisfactory to the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, the Surviving Corporation) will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements and supporting documentation thereof are received; and (ii) the Company (or after the Effective Time, the Surviving Corporation) will use all reasonable best efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation will be liable for any settlement effected without its prior written consent which written consent will not unreasonably be withheld. Any Indemnified Party, upon learning of any such claim, action, suit, proceeding or investigation, will notify the Company (or after the Effective Time, the Surviving Corporation) promptly (but the failure so to notify will not relieve a party from any liability which it may have under this provision except to the extent such failure materially prejudices such party's position with respect to such claims), and will deliver to the Company (or after the Effective Time, the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm (and one local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, an existing or potential conflict on any significant issue between the positions of any two or more Indemnified Parties in which case such additional counsel reasonably acceptable to the Indemnified Parties, the Company or, after the Effective Time, the Surviving Corporation as may be required may be retained by the Indemnified Parties at the cost and expense of the Company (or Surviving Corporation). Furthermore, the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-Laws of the Surviving Corporation will not be amended following the Effective Time in any way that would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time.

     The Merger Agreement provides that for a period of three (3) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy with respect to acts prior to the Effective Time on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the

Surviving Corporation shall purchase a policy with the greatest coverage available for such 150% of the annual premium. The Merger Agreement further provides that the foregoing indemnification provisions shall survive the consummation of the Merger at the Effective Time, are intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Board Recommendation. On September 27, 1998, the Company's Board of Directors, by unanimous vote, (i) determined that the Merger Agreement is fair to, and in the best interests of, the Company and the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and (iii) recommended acceptance of the Offer and adoption of the Merger Agreement by holders of the Shares. The Board unanimously recommends that all stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (b)  Background of and Reasons for the Board Recommendation

     On several occasions prior to February 1998, senior executive officers of Parent contacted Mark D. Goldman, the President, Chief Executive Officer and a Director of the Company and suggested that the companies explore the possibility of a business combination. None of those contacts led to any agreements or understandings.

     In late 1997, Mr. Goldman began a series of conversations and meetings with members of the Board of Directors of the Company to review the current conditions in the toy industry, and the prevailing and expected market environment for the Company and its product lines. The Board concluded that these market forces had made it, and would continue to make it, increasingly difficult for the Company to compete effectively in the toy industry and to generate consistent rates of return on equity for its stockholders. In an effort to assess how to best maximize stockholder value, the Board authorized management to investigate strategic alternatives that might be available to the Company.

     In October 1997, the Company had entered into a Toy License Agreement and certain related agreements (the "Star Wars License") with Lucas Licensing Ltd. and certain of its affiliates (collectively referred to herein as "Lucas") pursuant to which the Company was granted an exclusive, worldwide license to (i) continue to manufacture, distribute and sell small scale figures, vehicles, play-sets and accessories based on the original Star Wars motion picture trilogy and (ii) manufacture, distribute and sell small scale figures, vehicles, play-sets and accessories based on the next three Star Wars motion pictures. The provisions of the Star Wars License include, among other things, Lucas' right to terminate such agreements upon the Company's change of control, including an acquisition of the Company or a merger of the Company with a third party. As a result of the significance of the Star Wars License to the Company and Lucas' termination rights thereunder, the Company decided to consult with Lucas prior to approaching any third parties regarding a possible business combination involving the Company.

     In November 1997, the Company contacted Allen & Company Incorporated ("Allen") to discuss the potential engagement of Allen to assist the Company in exploring strategic alternatives to increase stockholder value, including opportunities for the sale of or other business combination involving the Company.

     On January 12, 1998, representatives of the Company, Allen and Weil, Gotshal & Manges LLP ("Weil Gotshal"), the Company's legal counsel, met with representatives of Lucas and its legal advisors to inform them of (i) the Company's belief that the Company could more effectively maximize the potential of the Star Wars License and the Company's other non-Star Wars products through a business combination with another company, and (ii) the Company's desire to seek Lucas' views about the types of companies which would be acceptable to Lucas as potential assignees of the Star Wars License.

     During the next several weeks, senior management of the Company and representatives of Lucas continued their discussions with respect to which potential purchasers of the Company might be acceptable to Lucas as potential assignees of the Star Wars License and how Lucas might work with the Company to negotiate with potential purchasers of the Company regarding Lucas' willingness to grant a consent to assign the Star Wars License if the Company were to engage in a business combination.

     On February 9, 1998, the Company executed an engagement letter with Allen pursuant to which the Company formally retained Allen to act as the Company's financial advisor in connection with a possible business combination involving the Company.

     In February 1998, while the Company continued its discussions with Lucas, representatives of Parent contacted Mr. Goldman on an unsolicited basis to inquire about the Company's interest in a potential acquisition of the Company by Parent.

     In March 1998, ongoing general discussions between Allen and another company in the toy industry ("the Other Bidder") led to an inquiry by the Other Bidder as to the Company's potential interest in a sale of the Company to the Other Bidder. The Company informed each of Parent and the Other Bidder that the Company was interested in pursuing discussions concerning the possibility of a transaction between the Company and either Parent, on the one hand, or the Other Bidder, on the other hand.

     On April 2, 1998 and April 1, 1998, respectively, the Company entered into confidentiality and standstill agreements with each of Parent and the Other Bidder. Following the execution of such agreements, the Company provided preliminary due diligence information relating to the Company to each of Parent and the Other Bidder.

     In early May 1998, the Company received indications of interest from each of Parent and the Other Bidder relating to the possible acquisition of the Company by each such potential purchaser. Shortly thereafter, the Company informed each of Parent and the Other Bidder that before the Company could continue discussions regarding its possible sale, each such potential purchaser should enter into discussions with Lucas to determine whether Lucas would consent to an assignment of the Star Wars License to such potential purchaser. During the next few months, the Company understands that Lucas held discussions with each of Parent and the Other Bidder in connection with whether Lucas would consent to such an assignment of the Star Wars License if the Company were to engage in a business combination with such party. Throughout this period, the Company provided additional due diligence materials to both Parent and the Other Bidder.

     In late August 1998, representatives of Lucas contacted Mr. Goldman to inform him that, discussions with Parent had progressed to a point where Lucas felt it would be appropriate for discussions to resume between Parent and Company.

     On August 28, 1998, representatives of Allen contacted Parent regarding recommencing discussions with respect to a possible business combination. On September 14, 1998, Parent indicated that it would be interested in pursuing the purchase of the Company at a price of $10.00 per Share.

     On September 15, 1998, after extensive discussions with respect to Parent's proposal, the management and Board of Directors of the Company instructed Allen to inform Parent that the price at which it indicated an interest in acquiring the Company was inadequate. Shortly thereafter, Allen informed Parent of the Company's views regarding Parent's indication of interest. Representatives of Parent indicated that they might be willing to increase their offer to purchase the Company to a price in excess of $10.00 per Share. On the basis of these indications by Parent, the Company determined to negotiate further with Parent regarding the possible sale of the Company to Parent and allowed Parent to complete its due diligence review of the Company relating to such potential sale. Following such negotiations, and while Parent continued its due diligence review of the Company, representatives of Parent indicated to representatives of Allen that they might be willing to offer consideration in the range of $12.00 per Share for the Company.

     On September 18, 1998, Parent and its legal counsel delivered a draft Merger Agreement to the Company and Weil Gotshal. During the period from September 19, 1998 to September 27, 1998, representatives of Parent and the Company and their respective legal advisors negotiated the terms of the Merger Agreement. On September 27, 1998, the final terms of the Merger Agreement, including the offer price of $12.00 per Share, were agreed upon by the parties.

     On the evening of September 27, 1998, the Board of Directors met with Allen and Weil Gotshal to review the status of the negotiations with Parent. Representatives of Weil Gotshal advised the Board of Directors regarding certain legal matters, including their fiduciary duties with respect to Parent's proposal, and reviewed with the Board of Directors the final terms of the Merger Agreement. Representatives of Allen summarized their financial analysis and advised the Board of Directors that it was Allen's opinion (which was subsequently confirmed in writing) that, as of September 27, 1998, and based upon and subject to the assumptions and other matters set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board of Directors voted unanimously to approve the Offer, the Merger and the Merger Agreement and to recommend that all of the Company's stockholders tender their Shares pursuant to the Offer.

     Following such approval, on the evening of September 27, 1998, the Company, Parent and Purchaser entered into the Merger Agreement. On the morning of September 28, 1998, the Company and Parent announced in a press release the execution of the Merger Agreement.

     In making the determination and recommendations described in paragraph 4(a), the Board of Directors considered the matters referred to above in this paragraph 4(b) in addition to several other factors including, without limitation, the following:

     (i) The present and anticipated environment in the toy industry, including the Company's existing competitive and market position and the prevailing retail environment, which led to the belief that it was becoming difficult for small companies, such as the Company, to compete effectively with companies having significantly greater financial and market resources than the Company and that stockholder value and the Company's ability to compete would be maximized by selling the Company.

     (ii) The historical market price and trading information with respect to the Shares and the fact that the $12.00 per Share price to be paid in the Offer represents (a) a premium of approximately 50 percent over the $8 closing price for the Shares on the New York Stock Exchange on September 25, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement, and (b) a premium of approximately 67 percent over the average price of the Shares over the previous twenty trading days.

     (iii) The views expressed by senior management of the Company and Allen that there appeared to be a limited number of potential acquirors with which the Company would be a good strategic fit.

     (iv) Parent's receipt of Lucas' consent to an assignment of the Star Wars License and the Company's belief that Lucas was unlikely to consent to an assignment of the Star Wars License to other potential purchasers of the Company.

     (v) The financial condition, results of operations and prospects of the Company, which helped the directors evaluate the future prospects of the Company and determine the appropriateness of a sale of the Company at the price offered at this time.

     (vi) The terms and conditions of the Merger Agreement, including that there were relatively few conditions to the obligations of Parent and Purchaser to consummate the Merger, and that the Offer and the Merger were not subject to (1) any financing condition or (2) any condition relating to the consent of Lucas to the assignment of the Star Wars License.

     (vii) Parent's financial resources and its ability to meet its obligations under the Merger Agreement.

     (viii) The opinion of Allen to the effect that, as of September 27, 1998, and based upon and subject to the assumptions and other matters set forth in the Allen opinion, which is incorporated by reference and a copy of which has been filed as Exhibit E to this Schedule 14D-9, the consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

     (ix) Legal matters relating to the Offer and the Merger, including the review provided for under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement related thereto.

     (x) The structural features of the Offer and the Merger providing for a prompt cash tender offer for all outstanding shares of the Company to be followed by a merger for the same consideration, thereby enabling stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

     (xi) The alternatives available to the Company in light of the consideration proposed for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board viewed its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Allen to act as the Company's financial advisor with respect to the matters referenced in Item 4 above. Pursuant to the terms of the engagement letter, dated February 9, 1998, between Allen and the Company (the "Engagement Letter"), the Company agreed to pay to Allen, in consideration of its services: (i) a retainer of $250,000 that was payable upon the execution of the Engagement Letter and that will be credited toward the transaction fee (the "Transaction Fee"); (ii) the Transaction Fee, payable only if a sale involving the Company is consummated based on an agreement entered into (a) on or before the later of the termination of the Engagement Letter and October 31, 1998, whether or not the party or parties to the sale other than the Company were found by Allen, or Allen advised the Company concerning the sale pursuant to the Engagement Letter, or (b) at any time during a period of one year following the later of the termination of the Engagement Letter and October 31, 1998, provided that the sale of the Company involves a party named on the list referred to in Paragraph 9 of the Engagement Letter; and (iii) reimbursements for all reasonable expenses actually incurred by Allen in connection with the sale of the Company. The Company also agreed to indemnify Allen and related persons against certain liabilities arising out of Allen's retention by the Company.

     Pursuant to the terms of the Engagement Letter, the Transaction Fee is equal to 1.5 percent of the "consideration," defined in the Engagement Letter as, among other things, the sum of cash, equity securities or interests received from an acquiring party, the fair value of debt instruments or obligations issuable from an acquiring party and the fair value of options and warrants to purchase any such assets. A "sale" of the Company is defined in the Engagement Letter as any transaction or event or series or combination thereof, other than in the ordinary course of trade or business, whereby, directly or indirectly, 50 percent or more of the stock or assets of the Company is transferred.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Share Transactions in Last 60 Days. To the best of the Company's knowledge, no transactions in the Shares have been effected during the last 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than those described below.

     On August 3, 1998, Craig Louisana, Senior Vice President, Sales of the Company, sold 2,000 Shares at a price per Share of $9.25.

     (b) Intent to Tender. To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Certain Negotiations. Except as referred to in this Schedule 14D-9, as of the date hereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Certain Transactions. Except as described in Item 3(b) and Item 4 above, there are no transactions, board restrictions, agreements in principle, or signed contracts which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL ITEMS TO BE FURNISHED

     Short Form Merger. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90 percent of the outstanding Shares, Purchaser will be able to effect the Merger after the consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90 percent of the outstanding Shares pursuant to the Offer or otherwise, and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

     General. Except as described in this Item 8, based on information provided by Parent and Purchaser, none of the Company, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, except as set forth above, of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise.

     State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three(3) years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement, since the Merger Agreement and the transactions contemplated thereby were approved by the Board of Directors of the Company prior to the execution thereof.

     A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     The Company does not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

     Antitrust. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

     Parent and the Company have filed their Notification and Report Forms with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after the date Parent's form was filed unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

     The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, Parent and Purchaser believe that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

     As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     Information Statement.  The Information Statement attached hereto as
Schedule I is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A    Agreement and Plan of Merger, dated September 27, 1998, by and among Parent, Purchaser and the Company.

Exhibit B    Press Release, dated September 28, 1998.

Exhibit C    Confidentiality Agreement, dated as of April 2, 1998,
             amended as of June 23, 1998, between Parent and the Company.

Exhibit D    Letter to Stockholders, dated October 2, 1998.*

Exhibit E    Opinion of Allen & Company, dated September 27, 1998.**

Exhibit F    Severance and Change in Control Agreement, dated as of
             November 17, 1997, between Mark D. Goldman and the Company, filed as Exhibit 10.3 to the Company's Form 10-K for the
             fiscal year ended December 31, 1997, filed with the
             Securities and Exchange Commission (the "Commission") on
             March 27, 1998 and incorporated herein by reference.***

Exhibit G    Severance and Change in Control Agreement, dated as of
             January 1, 1997, as amended on August 13, 1997 and December
             15, 1997, between William G. Catron, Jr. and the Company,
             filed as Exhibit 10.4(a) to the Company's Form 10-K/A for
             the fiscal year ended December 31, 1996, filed with the
             Commission on April 30, 1997 (the "1996 Company 10-K/A") and
             incorporated herein by reference.***

Exhibit H    Severance and Change in Control Agreement, dated as of
             January 1, 1997, as amended on August 13, 1997 and December
             15, 1997, between Gary J. Niles and the Company, filed as
             Exhibit 10.4(e) to the 1996 Company 10-K/A and incorporated herein by reference.***

Exhibit I    Severance and Change in Control Agreement, dated as of
             January 1, 1997, as amended on August 13, 1997 and December
             15, 1997, between Louis R. Novak and the Company, filed as
             Exhibit 10.4(f) to the 1996 Company 10-K/A and incorporated herein by reference.***

Exhibit J    Severance and Change in Control Agreement, dated as of
             November 6, 1997, as amended on December 22, 1997, between
             Kathleen R. McElwee and the Company.

Exhibit K    Amended and Restated 1984 Employee Stock Option Plan, filed as Exhibit 4.6 to the Company's Registration Statement on
             Form S-8, Registration No. 33-56585, filed with the
             Commission on November 23, 1994 and incorporated herein by reference.***

Exhibit L    1994 Senior Management Stock Option Plan, filed as Exhibit
             4.6 to the Company's Registration Statement on Form S-8,
             Registration No. 33-56587, filed with the Commission on
             November 23, 1994 and incorporated herein by reference.***

Exhibit M    1995 Non-Employee Directors' Stock Option Plan, filed as
             Exhibit 10.1(e) to the Company's Form 10-K for the fiscal
             year ended December 31, 1995, filed with the Commission on
             March 11, 1996 and incorporated herein by reference.***

Exhibit N    Galoob Toys, Inc. 1996 Share Incentive Plan, filed as
             Exhibit 10.1(g) to the Company's Form 10-K for the fiscal
             year ended December 31, 1996, filed with the Commission on
             March 31, 1997 (the "1996 Company 10-K") and incorporated
             herein by reference.***

Exhibit O    Galoob Toys, Inc. 1996 Long Term Compensation Plan, filed as
             Exhibit 10.1(f) to the 1996 Company 10-K and incorporated
             herein by reference.***

---------------
  * Included in the materials sent to stockholders of the Company.

 ** Annexed hereto.

*** Incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GALOOB TOYS, INC.

                                          By:     /s/ WILLIAM G. CATRON

                                            ------------------------------------
                                            Name: William G. Catron
                                            Title:  Executive Vice President,
                                                General Counsel, Chief
                                                Administrative Officer
                                                and Secretary

Dated: October 2, 1998

                                                                      SCHEDULE I

                               GALOOB TOYS, INC.
                              500 FORBES BOULEVARD
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement is being mailed on or about October 2, 1998, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") by Galoob Toys, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Hasbro, Inc., a Rhode Island corporation ("Parent"), to a majority of the seats of the Board of Directors of the Company (the "Board"). Such designation may be made pursuant to an Agreement and Plan of Merger, dated as of September 27, 1998 (the "Merger Agreement"), by and among the Company, Parent and New HIAC II Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"). You are urged to read this Information Statement carefully. Capitalized terms used but not defined in this Information Statement have the meanings ascribed to such terms in the Schedule 14D-9.

     NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF THE DESIGNEES (AS DEFINED BELOW) TO THE BOARD. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

     Pursuant to the Merger Agreement, among other things, (i) Purchaser has agreed to commence a tender offer (the "Offer") for all outstanding Shares, at a price of $12.00 per Share, net to the seller in cash, (ii) Purchaser will be merged with and into the Company (the "Merger") following consummation of the Offer, and (iii) as a result of the Merger, all Shares not purchased pursuant to the Offer will be converted into the right to receive in cash $12.00 per Share or such higher price as may be offered pursuant to the Offer, without any interest thereon. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 2, 1998. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, October 30, 1998, unless the Offer is extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and the Designees has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The Parent has advised the Company that it currently intends to designate the individuals identified and described under the caption "The Board of Directors -- Designees" herein to serve as directors of the Company. The Parent has advised the Company that all of such persons have consented to act as director of the Company, if so designated.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

GENERAL INFORMATION REGARDING THE COMPANY

     The outstanding voting securities of the Company as of September 27, 1998, consisted of 18,127,864 Shares, with 2,048,222 Shares reserved for issuance pursuant to outstanding stock options and 3,580,000 Shares reserved for issuance pursuant to outstanding warrants. Each Share is entitled to one vote.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of September 27, 1998 with respect to the Shares beneficially owned by (a) all persons known to the Company to own beneficially more than five percent of the Shares, (b) all directors and nominees, (c) the Named Executives (as defined under the caption "Executive Compensation") and (d) all executive officers and directors of the Company as a group.

                                                                                        PERCENT OF
                                                              AMOUNT AND NATURE OF     COMMON STOCK
         NAME AND ADDRESS OF BENEFICIAL OWNER(1)             BENEFICIAL OWNERSHIP(2)   OWNERSHIP(2)
         ---------------------------------------             -----------------------   ------------
Lucas Licensing(3)........................................          2,130,000              10.5%
Lucasfilm Ltd.(4).........................................          1,450,000               7.4%
State of Wisconsin Investment Board(5)....................          1,313,000               7.2%
Mellon Bank Corporation(6)................................          1,155,489               6.4%
William G. Catron(7)......................................            126,917                 *
Andrew J. Cavanaugh(8)....................................              9,700                 *
Mark D. Goldman(9)........................................            609,041               3.3%
Scott R. Heldfond(10).....................................             11,450                 *
S. Lee Kling(11)..........................................             13,000                 *
Roger Kowalsky(12)........................................            106,550                 *
Gary J. Niles(13).........................................            167,950                 *
Louis R. Novak(14)........................................            178,410                 *
All executive officers and directors as a group
  (consisting of 14 persons)(15)..........................          1,283,231               6.7%

---------------

 *     Less than 1% of outstanding Shares.

(1) Unless otherwise indicated, beneficial owner's address is Company's address at 500 Forbes Boulevard, South San Francisco, California 94080.

(2) This table identifies persons having sole voting and/or investment power with respect to the Shares set forth opposite their names as of September 27, 1998, according to the information furnished to the Company by each of them through such date. A person is deemed to be the beneficial owner of Shares that can be acquired by such person within 60 days from September 27, 1998 upon the exercise of options. Percentage of ownership of Shares is based on a total of 18,127,864 Shares outstanding and assumes in each case that the person only, or group only, exercised his or its rights to purchase all Shares underlying the options.

(3) Address is PO Box 2009, San Rafael, CA 94912. Includes warrants to purchase 2,130,000 Shares. The Company also has an obligation to issue additional warrants to purchase 14,458 Shares. Information based on Schedule 13D, filed on October 24, 1997.

(4) Address is PO Box 2009, San Rafael, CA 94912. Includes warrants to purchase 1,450,000 Shares. The Company also has an obligation to issue additional warrants to purchase 9,841 Shares. Information based on Schedule 13D, filed on October 24, 1997.

(5) Address is PO Box 7842, Madison, WI 53707. Information based on Schedule 13G, filed on January 26, 1998.

(6) Address is One Mellon Bank Center, Pittsburgh, Pennsylvania 15258. Information based on Schedule 13G, filed on January 27, 1998.

(7)  Includes options to purchase 96,191 Shares.

(8)  Includes options to purchase 8,000 Shares.

(9)  Includes options to purchase 454,630 Shares.

(10) Includes options to purchase 8,000 Shares.

(11) Includes options to purchase 8,000 Shares.

(12) Includes options to purchase 104,000 Shares.

(13) Consists of options to purchase 167,950 Shares.

(14) Includes options to purchase 167,950 Shares.

(15) Includes an aggregate of options to purchase 1,058,221 Shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers and directors, and any persons who own more than ten-percent of the Shares to file reports of initial ownership of the Shares and subsequent changes in that ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten-percent beneficial owners are also required to furnish the Company with copies of all Section 16(a) forms they file. Based soley upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, the Company believes that during the 1997 fiscal year and to date in the 1998 fiscal year all Section 16(a) filing requirements were compiled with, except that Kathleen R. McElwee and Craig S. Louisana filed Forms 3 late in the 1997 fiscal year.

                             THE BOARD OF DIRECTORS

     The Merger Agreement provides that promptly after (i) the purchase of and payment for any Shares by Purchase or any of its affiliates pursuant to the Offer as a result of which Purchaser and its affiliates own beneficially at least a majority of then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on such Board multiplied by the percentage that the number of Shares beneficially owned by Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent and compliance with Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such Designees to be so elected or appointed to the Company's Board of Directors, and the Company shall take all actions available to the Company to cause such Designees to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause such Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, and (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

     The Merger Agreement further provides that the parties thereto shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the effective time of the Merger, be designated as "Continuing Directors." From and after the time, if any, that the Designees constitute a majority of the Company's Board of Directors, any amendment or modification of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or By-Laws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or any other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Board of Directors of the Company to approve the actions contemplated by the Merger Agreement and the transactions contemplated thereby and the full Board of Directors of the Company; provided however, that if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company, except that no such action shall amend the terms of the Merger Agreement or modify the terms of the Offer or the Merger in a manner materially adverse to the holders of the Shares.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis (excluding warrants) pursuant to the Offer, and that, upon assuming office, the Designees, together with the Continuing Directors, will thereafter constitute the entire Board. Biographical information concerning each of the Designees is presented below.

DESIGNEES

     Parent has informed the Company that the Designees shall be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five-year history of each Designee. The business address of each such person is c/o Parent, 1027 Newport Avenue, Pawtucket, Rhode Island 02861.

                                                         PRESENT PRINCIPAL OCCUPATION OR
NAME                                   AGE         EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---         -------------------------------------------
Alan G. Hassenfeld...................  49    Mr. Hassenfeld has been Chairman of the Board, President
                                             and Chief Executive Officer of Parent since 1989.
Harold P. Gordon.....................  60    Mr. Gordon has been Vice Chairman of the Board of
                                             Directors of Parent since 1995. Prior thereto, he was a
                                             Partner at Stikeman, Elliott (law firm). He is also a
                                             director of Alliance Communication Corporation, Fonorola
                                             Inc. and G.T.C. Transcontinental Group, Ltd. Mr. Gordon
                                             is a citizen of Canada.
Alfred J. Verrecchia.................  55    Mr. Verrecchia has been the Executive Vice President and
                                             President of Global Operations of Parent since 1996.
                                             Prior thereto, he was Chief Operating Officer of
                                             Domestic Toy Operations of Parent. Mr. Verrecchia is
                                             also a director of Old Stone Corporation.

     Parent has advised the Company that, to the best knowledge of Parent, none of the Designees currently is a director of or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission, except that as may be disclosed in the Offer to Purchase. Parent has also informed the Company that certain Designees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business, and that Purchaser believes that the interest of such persons in such transactions is not of material significance.

     Parent has advised the Company that, to the best knowledge of Parent, each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or findings of any violation of such laws.

CURRENT DIRECTORS OF THE COMPANY

     The information set forth below is as of September 27, 1998. The following table sets forth certain information regarding the directors of the Company:

             NAME                AGE                                 POSITION
             ----                ---                                 --------
Mark D. Goldman                  47        President, Chief Executive Officer and Director (First
                                           Class)
Andrew J. Cavanaugh              51        Director (Third Class)
Scott R. Heldfond                52        Director (Second Class)
S. Lee Kling                     69        Director (Third Class)
Roger J. Kowalsky                63        Executive Vice President and Director (Second Class)

     MARK D. GOLDMAN, a Director of the Company since 1987, has served as President and Chief Executive Officer of the Company since June, 1991. From 1987 to 1991, Mr. Goldman served as Executive Vice President and Chief Operating Officer. Prior to 1987, Mr. Goldman served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.), a video game company ("Ages"), and Mattel, Inc. Mr. Goldman's term presently expires in 2000.

     ANDREW J. CAVANAUGH, a Director of the Company since 1993, serves as a Senior Vice President, Corporate Human Resources of The Estee Lauder Companies Inc. He has been affiliated with Estee Lauder in an executive capacity since 1988. Prior to undertaking his current position, Mr. Cavanaugh served as a Senior Consultant with Coopers & Lybrand, New York City, from 1986 through 1988, and Senior Vice President, Administration of Paramount Pictures Corporation, from 1984 through 1986. Mr. Cavanaugh's term presently expires in 1999.

     SCOTT R. HELDFOND, a Director of the Company since 1986, has served as President and Chief Executive Officer of Frank Crystal & Co. of California Inc., an insurance brokerage firm, since February 1997. Prior to undertaking his current position, Mr. Heldfond served as Managing Director of Hales Capital Advisors, LLC, an insurance industry merchant bank firm, since January 1995, and he also served as a consultant to AON Risk Services (successor entity to Rollins Hudig Hall and DSI Insurance Services) ("AON"), an insurance broker. From 1992 to 1994, he was President and CEO of Rollins Real Estate/Investment, and prior thereto was President and CEO of DSI Insurance Services. The Company retained the services of AON (with which Mr. Heldfond is no longer associated) for insurance brokerage in 1997. On December 24, 1997, the Company retained the insurance brokerage services of Frank Crystal & Co. of California Inc. Mr. Heldfond's term presently expires in 1998.

     S. LEE KLING, a Director of the Company since 1991, has served since 1991 as Chairman of the Board of Kling Rechter & Company, a merchant banking company which operates in partnership with Barclays Bank PLC. Mr. Kling served as Chairman of the Board of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri ("Landmark"), until December 1991 when Landmark merged with Magna Group, Inc. Mr. Kling served on the Boards of Directors of Magna Group, Inc., Falcon Products, Co., Bernard Chaus Inc., Top Air Manufacturing, Inc., National Beverage Corp., Hanover Direct, Inc. and Electro Rent Corp. Mr. Kling's term presently expires in 1999.

     ROGER J. KOWALSKY, a Director of the Company since 1994, served as Executive Vice President of the Company from June 1996 to May, 1998 and served as Chief Financial Officer of the Company from June 1996 to December 1997. From 1989 to 1996, Mr. Kowalsky served as Director of the Vermont Studio Center, a non-profit arts center. From 1983 to 1986, Mr. Kowalsky served as Senior Vice President, Finance & Administration for Yale Materials Handling Corporation, an industrial concern. From 1969 to 1982, Mr. Kowalsky worked at Pullman Inc., a railroad company, rising to Executive Vice President, Finance and Administration and President of Pullman Trailmobile, a subsidiary of Pullman, Inc. Mr. Kowalsky's term presently expires in 1998.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The following list sets forth certain information regarding the executive officers of the Company. Information with respect to Mark D. Goldman, the Company's President and Chief Executive Officer, and Roger J. Kowalsky, an Executive Vice President of the Company, are set forth under the heading "Current Directors of the Company". The information set forth below is as of September 27, 1998.

             NAME                AGE                                 POSITION
             ----                ---                                 --------
William G. Catron                52        Executive Vice President, General Counsel, Chief
                                           Administrative Officer and Secretary
Gary J. Niles                    58        Executive Vice President, Marketing and Product Acquisition
Louis R. Novak                   50        Executive Vice President and Chief Operating Officer
Craig S. Louisana                41        Senior Vice President, Sales
Kathleen R. McElwee              43        Senior Vice President and Chief Financial Officer
Anthony D. Miller                58        Senior Vice President, Preliminary Design
Ronnie Soong                     51        Managing Director of Galco International Toys, Ltd.
David Tilbor                     44        Senior Vice President, Marketing Services

     WILLIAM G. CATRON has served as Executive Vice President, General Counsel and Chief Administrative Officer since May 1992 and as Corporate Secretary of the Company since June 1995. From 1985 to 1992, Mr. Catron was Senior Vice President, Assistant General Counsel for Paramount Pictures Corporation. Prior to 1985, Mr. Catron served in various executive capacities at Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) ("Ages") and Mattel, Inc. ("Mattel").

     GARY J. NILES has served as Executive Vice President, Marketing and Product Acquisition of the Company since February 1992. From 1989 to 1992, Mr. Niles served as Senior Vice President, Toy Boys Division of the Company. Before joining the Company, Mr. Niles was an executive with U.A.D, Ltd., a division of Universal Matchbox, a toy company, Revell Incorporated, a model kit manufacturer and Ages.

     LOUIS R. NOVAK has served as Executive Vice President and Chief Operating Officer of the Company since February 1992. From 1989 to 1992, Mr. Novak served as Senior Vice President, Operations of the Company. From 1986 to 1989 he was Senior Vice President, Worldwide Product Operations for Coleco Industries, Inc., a toy and video game company. Prior to 1986, Mr. Novak was an executive with All American Gourmet Company, Inc., a manufacturer of frozen foods products, and for Mattel.

     CRAIG S. LOUISANA has served as Senior Vice President, Sales of the Company since November 1997. From 1995 to 1997, Mr. Louisana served as Director of Field Sales for the Company and as Senior Account Executive from 1993 to 1995. Prior to joining the Company, Mr. Louisana held various sales positions with Mattel and Kenner Toys, a toy company.

     KATHLEEN R. McELWEE has served as Senior Vice President and Chief Financial Officer of the Company since January 1998. From 1995 to December 1997, Ms. McElwee was Vice President of Corporate Financial Planning, Analysis and Reporting of the Company. From 1993 to 1995, Ms. McElwee held various positions with Nissan Motor Corporation. From 1990 to 1993, Ms. McElwee was with Canteen Corporation, a vending company and a subsidiary of Flagstar Cos., and served as Chief Financial Officer in 1993.

     ANTHONY D. MILLER has served as Senior Vice President, Preliminary Design of the Company since June 1998, and as Vice President, Preliminary Design of the Company since April 1993. From 1985 through 1991, Mr. Miller was founder and partner in Red Racer Studio, a toy invention and development firm. From 1983 to 1985 and from 1987 to 1989, he served in several executive capacities for Tonka Toys. Mr. Miller previously served in design and management capacities at Mattel, Zee Toys, Tomy, Aurora Products, each of which are toy companies, and Lakeside Games, a game company.

     RONNIE SOONG has served as Managing Director of Galco since May 1995. From 1993 to 1995, Mr. Soong served as General Manager of Galco. From 1989 to 1993, Mr. Soong was General Manager of Zindart Industrial Co., Ltd., a manufacturing company. Prior to 1989, Mr. Soong was the General Manager of Buddy L (HK) Ltd., a toy company, and an executive with the Ertl Company, a toy company in Taiwan, from 1987 to 1989.

     DAVID TILBOR has served as Senior Vice President, Marketing Services of the Company, since June, 1998. From 1994 to 1998, Mr. Tilbor served as Vice President, Marketing Services of the Company. From 1990 to 1994, he served as Director, Marketing Services. From 1989 to 1990 he was Director, Creative Services, from 1988 to 1989 he was Manager, Creative Services and from 1987 to 1988 he was Copy Manager. Prior to 1987 Mr. Tilbor held positions with Coleco Industries, Inc., a toy and video game company, CBS Toys, the toy division of CBS Inc., and Ideal Toy Corporation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On August 29, 1996, Mark D. Goldman, President, Chief Executive Officer and Director of the Company, borrowed $950,000 in connection with the purchase of a personal residence and executed a note payable to the Company, which is secured by a second mortgage on such residence. The note evidencing such debt was amended and restated on November 17, 1997 (as amended, the "Note"). Commencing on the first day of September 1996, principal in the amount of $100 is payable on the first of each month. The note bears no interest. The remaining principal balance of the note shall be due and payable on (i) August 30, 2006, or (ii) as provided in the Note and Mr. Goldman's Severance and Change in Control Agreement, if Mr. Goldman's employment with the Company terminates. Pursuant to the Note and Mr. Goldman's Severance and Change in Control Agreement, the Note becomes due and payable (i) one year after termination without cause or for good reason (each as defined in Mr. Goldman's Severance and Change in Control Agreement) after a Change in Control or (ii) ten years after termination without cause or for good reason prior to a Change in Control.

     The Company has retained the insurance brokerage services of Aon Risk Services ("Aon") in recent years. Scott R. Heldfond, one of the Company's directors, was previously the President and Chief Executive Officer of Rollins Real Estate/Investment, a division of Aon. The total amount of insurance premiums paid to Aon in 1997, 1997 and 1995 were approximately $1.4 million, $1,2 million and $1.3 million, respectively. On December 24, 1997, the Company retained the insurance brokerage services of Frank Crystal & Co. of California, Inc. ("Frank Crystal"). Mr. Heldfond is the President and Chief Executive Officer of Frank Crystal. No amounts were paid to Frank Crystal during fiscal 1997. The Company paid an aggregate of $431,206.72 to Frank Crystal for services to date in fiscal 1998.

INDEBTEDNESS OF MANAGEMENT

     Mark D. Goldman, President, Chief Executive Officer and Director of the Company has a loan outstanding with the Company as described under the heading "Certain Relationships and Related Transactions" above.

CERTAIN BUSINESS RELATIONSHIPS

     See "Certain Relationships and Related Transactions" above.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

     During the fiscal year ended December 31, 1997, the Board of Directors held five (5) meetings. During such period, each of the then-current directors of the Corporation attended 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which such director served.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has standing executive, audit and compensation committees.

     Executive Committee: The members of the executive committee are Mark D. Goldman, who serves as Chairman, Andrew J. Cavanaugh and S. Lee Kling. The executive committee has the authority to act in place of the Board of Directors on all matters which would otherwise come before the Board of Directors except for such matters which are required by law or by the Corporation's Certificate of Incorporation or By-Laws to be acted upon exclusively by the Board of Directors. In addition, the executive committee has the responsibility to nominate persons for election as directors of the Corporation and to monitor the Corporation's financial condition and review its credit and other financing arrangements. The executive committee held no meetings during the fiscal year ended December 31, 1997.

     Audit Committee: The members of the audit committee are S. Lee Kling, who serves as Chairman, and Scott R. Heldfond. The audit committee's primary responsibilities are to review the Corporation's financial statements, to recommend the appointment of the Corporation's independent auditors and to review the overall scope of the audit. The audit committee held two (2) meetings during the fiscal year ended December 31, 1997.

     Compensation Committee: The members of the compensation committee are Andrew J. Cavanaugh, who serves as Chairman, Scott R. Heldfond and S. Lee Kling. The compensation committee's primary responsibilities are to review the compensation arrangements relating to senior officers of the Corporation and to administer and make recommendations to the Board of Directors regarding the bonus plans for the senior officers of the Corporation. The compensation committee also administers the Corporation's Amended and Restated 1984 Employee Stock Option Plan (the "1984 Plan"), 1994 Senior Management Stock Option Plan (the "1994 Plan"), the 1995 Non-Employee Directors' Stock Option Plan, the 1996 Share Incentive Plan and the 1996 Long Term Compensation Plan. The compensation committee held two (2) meetings during the fiscal year ended December 31, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Committee has served as a member of the compensation committee of another entity so as to create any compensation committee interlock. No members of the Committee are employed by the Company.

DIRECTOR NOMINATIONS

     The Corporation's By-laws provide that any stockholder entitled to vote in the election of directors generally may nominate persons for election as directors only if written notice of such stockholders' intent to make such nomination is received by the Secretary of the Corporation not later than 90 days prior to such meeting; provided that if less than 100 days' notice to prior public disclosure of the date of the meeting is given or made to stockholders, such notice must be received no later than the close of business on the 10th day following the date of such notice of the date of such meeting is first given to stockholders. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements.

                           COMPENSATION OF DIRECTORS

     Each director who was not a full-time employee of the Company is entitled to receive an annual director's fee of $15,000 plus $500 for each meeting of the Board of Directors or any committee thereof attended by such director. Each director who was not a full-time employee of the Company received an option immediately exercisable into 2,000 Shares on July 1, 1995 and has received an option immediately exercisable into 2,000 Shares on January 1 of each year thereafter through January 1, 1998. Each non-full-time employee director is entitled to receive an option immediately exercisable into 2,000 Shares on January 1 of each year after January 1, 1998 until such directors no longer serve as directors of the Company. The exercise price of such options is equal to the fair market value per Share (as determined by the closing price reported on the New York Stock Exchange on the date of determination) on the date such options are received. All directors are reimbursed by the Company for out-of-pocket expenses incurred by them as directors of the Company.

     In addition to the aforementioned director compensation, prior to the consummation of the Offer, the Company will pay to each of S. Lee Kling, Roger
J. Kowalsky, Andrew J. Cavanaugh and Scott R. Heldfond the sum of $40,000 as a one-time payment for the extraordinary effort, services and consultation rendered by each such individual, in his capacity as a Director of the Company, in connection with the Company's efforts during 1998 to identify, analyze and pursue a course of action designed to maximize the value of the Shares to the Company's stockholders.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table summarizes the compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued, to the Chief Executive Officer of the Company and the other five most highly compensated executive officers of the Company who earned in excess of $100,000 for the Company's fiscal years ended December 31, 1997, 1996 and 1995 (each person appearing in the table is referred to as a "Named Executive"):

                                                                                            LONG
                                                                              OTHER         TERM
                                                                              ANNUAL      COMPEN-        ALL OTHER
                   NAME AND                             SALARY               COMPEN-       SATION         COMPEN-
             PRINCIPAL POSITION(1)               YEAR     ($)      BONUS    SATION($)    OPTIONS(#)     SATION($)(2)
             ---------------------               ----   -------   -------   ----------   ----------   ----------------
Mark D. Goldman                                  1997   500,000         0     89,130(3)   150,000          5,140
  President and Chief                            1996   500,000   937,000          0       36,140          4,660
  Executive Officer                              1995   400,000   750,000          0      200,000          3,980
Gary J. Niles                                    1997   335,000         0          0       75,000          2,250
  Executive Vice President, Marketing            1996   320,417   418,750          0       28,130          2,550
  and Product Acquisition                        1995   300,000   360,000          0            0          1,440
Louis R. Novak                                   1997   300,000         0          0       75,000            870
  Executive Vice President                       1996   291,169   375,000          0       28,130            870
  and Chief Operating Officer                    1995   272,803   334,567          0            0            870
William G. Catron                                1997   252,825         0          0       60,000          1,440
  Executive Vice President,                      1996   248,289   316,031          0       24,520          1,440
  General Counsel, Chief                         1995   236,729   217,745          0            0            870
  Administrative Officer and Secretary
Ronald D. Hirschfeld(4)                          1997   251,057         0          0       60,000            870
  Executive Vice President,                      1996   246,552   313,821          0       24,520            870
  International Sales and Marketing              1995   235,073   216,222          0            0          1,440
Roger J. Kowalsky                                1997   259,992         0     46,535(5)    60,000          3,510
  Executive Vice President                       1996   128,330   325,000          0      114,440          1,685
  and Director                                   1995        0          0          0            0              0

---------------

(1) Other than as provided in this table, there were no other transactions among the Named Executives and the Company which are required to be reported in this table.

(2) These amounts represent premiums paid by the Company with respect to term-life insurance policies.

(3) This amount includes $68,452 of imputed interest from Mr. Goldman's note payable to the Company. See "Certain Relationships and Related Transactions" above.

(4) On August 31, 1998, Mr. Hirschfeld submitted his resignation as Executive Vice President of the Company.

(5) This amount represents $32,135 and $14,400 paid to Mr. Kowalsky for relocation and auto allowance respectively.

                       OPTION GRANTS IN LAST FISCAL YEAR

STOCK OPTION GRANTS

     The following table contains information concerning the grant of stock options to each Named Executive during the Company's 1997 fiscal year:

                                          INDIVIDUAL
                                            GRANTS
                                         ------------    % OF TOTAL
                                          SHARES OF       OPTIONS
                                         COMMON STOCK    GRANTED TO
                                          UNDERLYING    EMPLOYEES IN   EXERCISE                 GRANT DATE
                                           OPTIONS      FISCAL YEAR     PRICE     EXPIRATION   PRESENT VALUE
                 NAME                      GRANTED      (OF 928,000)    ($/US)       DATE         ($)(1)
                 ----                    ------------   ------------   --------   ----------   -------------
Mark D. Goldman........................    150,000          16.2%       15.75      1/27/07       1,399,500
Gary J. Niles..........................     75,000           8.1%       15.75      1/27/07         699,825
Louis R. Novak.........................     75,000           8.1%       15.75      1/27/07         699,825
William G. Catron......................     60,000           6.5%       15.75      1/27/07         599,860
Ronald D. Hirschfeld...................     60,000           6.5%       15.75      1/27/07         599,860
Roger J. Kowalsky......................     60,000           6.5%       15.75      1/27/07         599,860

---------------

(1) The Grant Date Present Values were determined using the Black-Scholes option pricing model. Assumptions used for the model are as follows: an option term of 4.7 years, stock volatility of 66%, dividend yield of 0%, and a risk-free rate of return of 6.1%. Options will only have values to the extent the Common Stock Price exceeds the Exercise Prices above. To fully realize the aggregate values shown above, based upon the Black-Scholes option model, the Common Stock price must exceed $25 per share; the options in the above table vest at prices ranging from $25 to $35. The Grant Date Present Values do not take into account risk factors such as non-transferability and limits on exercisability. The Black-Scholes option pricing model is a commonly utilized model for valuing options. The model assumes that the possibilities of future stock returns (dividends plus share price appreciation) resemble a normal "bell-shaped" curve. In assessing the Grant Date Present Values indicated in the above table, it should be kept in mind that no matter what theoretical value is placed on an option on the date of grant, the ultimate value of the option is dependent on the market value of the Common Stock at a future date, which will depend to a large degree on the efforts of the Named Executives to bring future success to the Company for the benefit of all stockholders.

     The Company does not currently grant stock appreciation rights.

                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the options exercised by the Named Executives during the 1997 fiscal year and the unexercised options held by each Named Executive as of the end of the 1997 fiscal year:

                                                                         SECURITIES
                                                                         UNEXERCISED       VALUE OF UNEXERCISED
                                                           NUMBER OF      AT FISCAL        IN-THE-MONEY OPTIONS
                               SHARES                     UNDERLYING    YEAR-END (#)     AT FISCAL YEAR-END ($)(1)
                            ACQUIRED ON       VALUE         OPTIONS     -------------   ---------------------------
           NAME             EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             ------------   ------------   -----------   -------------   -----------   -------------
Mark D. Goldman...........       0              0           454,630        186,140       1,264,873          0
Gary J. Niles.............       0              0           167,950         93,050         187,471          0
Louis R. Novak............       0              0           167,950         93,050         187,471          0
William G. Catron.........       0              0            96,191         74,440         102,257          0
Ronald D. Hirschfeld......       0              0            66,191         74,440          66,632          0
Roger J. Kowalsky.........       0              0           104,000         74,440           4,375          0

---------------

(1) The closing sales price of the Common Stock on the New York Stock Exchange on December 31, 1997 was $10.19 per share.

SEVERANCE AND CHANGE IN CONTROL AGREEMENTS

     Effective as of November 17, 1997, the Company entered into a Severance and Change in Control Agreement with Mark D. Goldman, President and Chief Executive Officer of the Company (the "Goldman Severance Agreement"), which superseded and terminated a previous Severance Agreement, dated as of October 27, 1994, between the Company and Mr. Goldman. The Goldman Severance Agreement sets forth certain benefits that are payable to Mr. Goldman if Mr. Goldman's employment is terminated for various reasons, including termination by the Company (or its successor) or by him of his employment either prior to or following a Change in Control (as defined in the Goldman Severance Agreement; such definition would include the change in control resulting from the consummation of the Offer and the Merger) of the Company, as follows (the "Goldman Severance Payment"):

     (i) If Mr. Goldman's employment is terminated other than for cause (as defined in the Goldman Severance Agreement) prior to a Change in Control, or if Mr. Goldman terminates his employment for good reason (as defined in the Goldman Severance Agreement; such definition includes the occurrence of a Change in Control) prior to a Change in Control, the Goldman Severance Agreement provides that the Company shall pay to Mr. Goldman a lump-sum payment equal to (a) three times Mr. Goldman's annualized current base compensation, (b) three times an amount equal to the largest dollar bonus paid (including any bonus amount that was deferred by Mr. Goldman) in the last five years, including the year in which Mr. Goldman's termination of employment occurs (the "Owed Bonus"), and (c) three times the annual car allowance in effect for Mr. Goldman at the time of employment termination and three times the annual insurance, maintenance and gasoline costs incurred for Mr. Goldman's vehicle during his last full year of employment with the Company. The Goldman Severance Agreement further states that the Company shall continue to provide Mr. Goldman with medical, health and insurance benefits for a period of three years from the date of Mr. Goldman's termination of employment.

     (ii) If Mr. Goldman's employment is terminated by the Company other than for cause within twenty-four months following a Change in Control, or if Mr. Goldman terminates his employment for good reason within twenty-four months following a Change in Control, the Goldman Severance Agreement provides that the Company will pay to Mr. Goldman a lump-sum payment equal to (a) three times Mr. Goldman's annual base salary, (b) three times the Owed Bonus, (c) three times the annual car allowance in effect for Mr. Goldman at the time of his employment termination and three times the annual insurance, maintenance and gasoline costs incurred for Mr. Goldman's vehicle during his last full year of employment with the Company, and (d) the amount of $948,400 (the "Special Payment") and an additional lump-sum payment (the

        "Make-Whole Payment") in such an amount as necessary to pay any income tax and employment tax on the Special Payment and the Make-Whole Payment and as necessary to pay the value of the lost tax benefit caused by the loss of any tax deduction resulting from Mr. Goldman's receipt of the Special Payment or the Make-Whole Payment. The Goldman Severance Agreement further states that the Company shall continue to provide Mr. Goldman with medical, health and insurance benefits for a period of three years following the date of termination of Mr. Goldman's employment.

     (iii) If Mr. Goldman's Employment is terminated by the Company for cause, or if Mr. Goldman terminates his employment for any reason other than for good reason, the Goldman Severance Agreement provides that the Company must pay to Mr. Goldman (a) his unpaid compensation for services prior to termination, (b) the value of any accrued unused vacation pay to the date of termination and (c) any amounts owed to Mr. Goldman pursuant to any deferred compensation plan.

     The maximum Goldman Severance Payment that the Company would be required to make under the Goldman Severance Agreement if such amount currently became payable as a result of a Change in Control is approximately $6,245,275. In addition, the Goldman Severance Agreement contains a "gross-up" provision which provides that, to the extent that any severance payment is subject to certain excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended ("Section 4999"), the Company would make an additional gross-up payment so that Mr. Goldman would retain an amount of the severance payment equal to the amount he would have retained had there been no such excise taxes. The Company has purchased a life insurance policy in the face amount of $2,000,000 on the life of Mr. Goldman. The beneficiary of such insurance policy is Mr. Goldman's wife.

     Each of William G. Catron, Gary J. Niles and Louis R. Novak (each an "Executive Vice President" and collectively, the "Executive Vice Presidents") entered into a Severance and Change in Control Agreement (the "EVP Severance and Change in Control Agreements") with the Company, each dated as of January 1, 1997, as each was amended on August 13, 1997 and December 15, 1997. The EVP Severance and Change in Control Agreements provide that if an Executive Vice President's employment is terminated other than for cause or due to Disability (each as defined in the EVP Severance and Change in Control Agreements), then such Executive Vice President is entitled to continue to receive his salary and certain benefits (excluding the continuation of any bonus, incentive or profit sharing) for a period of twelve months after termination. The severance payments are reduced in the event that an Executive Vice President commences regular full-time employment elsewhere during such period. If there is a Change in Control (for the purpose of this paragraph, as defined in the EVP Severance and Change in Control Agreements; such definition would include the change in control resulting from the consummation of the Offer and the Merger) and the employment of an Executive Vice President is terminated voluntarily or involuntarily (other than for death, Disability or cause) prior to the first anniversary of such Change in Control, in lieu of the above-described severance payments, each such Executive Vice President is entitled to receive a lump-sum payment in an amount equal to three times such Executive Vice President's annual salary and bonus (as described in the EVP Severance and Change in Control Agreements), plus the continuation of certain benefits for a thirty-six month period of time. If the employment of an Executive Vice President is terminated involuntarily by the Company (other than for cause) during the twelve months following the first anniversary of a Change in Control, then such Executive Vice President is entitled to continue to receive his salary and benefits (excluding the payment of any bonus) for a period of up to twenty-four months. Any payment or benefit received pursuant to the EVP Severance and Change in Control Agreements will be reduced to the extent that such payment or benefit would be subject to excise taxes pursuant to Section 4999 occurring as a result of a Change in Control. If the employment of all of the Executive Vice Presidents were to be terminated as a result of a Change in Control, then the Executive Vice Presidents would currently be entitled to receive approximately $5,373,469, in the aggregate, under the EVP Severance and Change in Control Agreements.

     Ronald D. Hirschfeld entered into a Severance and Change in Control Agreement with the Company that had the same terms described above for the EVP Severance and Change and Control Agreements. On August 31, 1998, Mr. Hirschfeld submitted his resignation as Executive Vice President of the Company. Mr. Hirschfeld's resignation was not in connection with the transactions contemplated by the Offer and the Merger. Mr. Hirschfeld's resignation automatically terminated his Severance and Change in Control Agreement in accordance with its terms.

     Roger J. Kowalsky entered into a Severance and Change in Control Agreement with the Company that had the same terms described above for the EVP Severance and Change in Control Agreements. Pursuant to an agreement, dated as of April 28, 1998, the Company and Mr. Kowalsky agreed to terminate Mr. Kowalsky's Severance and Change in Control Agreement in connection with Mr. Kowalsky's agreement to take on fewer responsibilities with the Company.

     Kathleen R. McElwee entered into a Severance and Change in Control Agreement (the "McElwee Severance and Change in Control Agreement") with the Company, dated November 6, 1997, as amended on December 22, 1997. The McElwee Severance and Change in Control Agreement provides that if Ms. McElwee's employment is terminated other than for cause or due to Disability (each as defined in the McElwee Severance and Change in Control Agreement) then Ms. McElwee is entitled to continue to receive her salary and certain benefits (excluding the continuation of any bonus, incentive or profit sharing) for a period of nine months after termination. The severance payments are reduced in the event that Ms. McElwee commences regular full-time employment elsewhere during such period. If there is a Change in Control (for the purpose of this paragraph, as defined in the McElwee Severance and Change in Control Agreement; such definition would include the change in control resulting from the consummation of the Offer and the Merger) and the employment of Ms. McElwee is terminated voluntarily or involuntarily (other than for death, Disability or cause) prior to the first anniversary of such Change of Control, in lieu of the above-described severance payments, Ms. McElwee is entitled to receive a lump sum payment in an amount equal to one and one-half (1 1/2) times Ms. McElwee's annual salary and bonus (as described in the McElwee Severance and Change in Control Agreement), plus the continuation of certain benefits for an eighteen month period of time. Any payment or benefit received pursuant to the McElwee Severance and Change in Control Agreement will be reduced to the extent that such payment or benefit would be subject to excise taxes pursuant to Section 4999 occurring as a result of a Change in Control. If the employment of Ms. McElwee was to be terminated as a result of a Change in Control, Ms. McElwee would currently be entitled to receive approximately $468,067, in the aggregate.

     The Merger Agreement provides that Parent will cause the Surviving Corporation to honor the obligations of the Company or any of its subsidiaries under the provisions of all employment, consulting, termination, severance, change in control and indemnification agreements between or among the Company or any of its subsidiaries and any current or former officer, director, consultant or employee of the Company or any of its subsidiaries.

LONG TERM COMPENSATION PLAN

     The Company currently maintains a Long Term Compensation Plan for its executive management. The Long Term Compensation Plan provides financial rewards for exceptional corporate performance that results in long term increases in the Company's earnings. The payment of compensation pursuant to the Long Term Compensation Plan is dependent on the Company's achieving certain cumulative earnings per share goals for the period of July 1, 1996 through December 31, 1998. Achieving those specified goals enables members of the Company's executive management to earn an award of up to three times their annual salary in effect on July 1, 1996 (the "Targeted Award"). In addition, exceeding the maximum goal by at least 50% enables executive management to earn an award equal to 125% of their Targeted Award. The maximum amount of compensation that any member of executive management may receive pursuant to the Long Term Compensation Plan is $1.875 million. Attainment of 100% of the goal will result in a total payment in 1999 of approximately $6 million which would have been accrued ratably over the performance period. Termination of employment with the Company for any reason prior to January 1, 1999 will result in full forfeiture of a participant's right to any payment under the Long Term Compensation Plan, except in the event of a participant's death or disability (in either such case, a pro rata payment shall be made, if appropriately earned) or as otherwise determined by the Compensation Committee of the Board of Directors. The Company does not anticipate that any payments will be due under the Long Term Compensation Plan at the end of the performance period.

                             EXECUTIVE COMPENSATION
                         COMPENSATION COMMITTEE REPORT

     The compensation committee of the Board of Directors (the "Committee"), subject to the approval of the entire Board of Directors, establishes and reviews the compensation arrangements for the executive officers of the Corporation, including the officers named in the compensation table contained in this proxy statement. The Committee is composed entirely of directors who are neither officers nor employees of the Corporation.

COMPENSATION BACKGROUND, OBJECTIVES AND PHILOSOPHY

     In fiscal 1996 the Committee set compensation arrangements for executive officers for that year and the two (2) years thereafter. In taking this action the Committee focused on compensatory elements which both enhance year to year profitability and encourage management effectively to address strategic growth opportunities.

     Accordingly, the executive compensation arrangements approved in fiscal 1996 have three (3) appropriate focuses: (i) base salary, set with due regard to competitive practice; (ii) an annual incentive plan, to reward successful performance against year to year profitability goals; and (iii) long term incentives, tied to indicators of strategic success, and closely allied with stockholder interests.

     The Committee believed that year to year results and strategic business growth are the most important performance measures, and accordingly assigned a substantial percentage of total compensation opportunity to the annual and long term incentive elements.

     The annual incentive arrangement is principally based on performance by the Corporation against year to year targets for earnings available to stockholders. The Committee believes that sustained growth in earnings available to stockholders is the best intermediate term index of the effectiveness of the executive group in directing a company in a highly competitive and innovation-based business environment. As noted, in fiscal 1996 the Committee, in consultation with the Chief Executive Officer, established year to year objectives for earnings available to stockholders, against which annual incentive awards will be calculated. Bonus opportunities for individual executive officers are computed as a percentage of the individual's base salary. A portion of each annual incentive award is dependent on the achievement of numerate and non-numerate performance goals established in advance by each such executive and the Chief Executive Officer, and reviewed by the Committee. No award under the annual incentive award is available if certain base line financial performance goals are not achieved. In fiscal 1997, no awards were made under this plan.

     Additionally, in order to encourage management to achieve exceptional corporate performance that results in a long term increase in the Corporation's earnings, the Committee adopted in 1996, and the stockholders subsequently approved, a long term incentive arrangement for executive management focused on measurable achievement of strategic growth plans. The Committee established compound annual growth in earnings per share over a multi-year period as the performance measure for this arrangement, since it views sustained increases in earnings per share as a viable index of sustained business growth and a close surrogate of increased stockholder value. Through the end of fiscal 1997, no award or fractional amount was payable under the long term incentive arrangement.

     Finally, the Committee recognized that a central aspect of management responsibility is business success which is intrinsically allied to an increase in stockholder value. In prior years, the Committee utilized a program of stock option grants, as approved by the stockholders, as an important compensatory element by which strategic growth and increased stockholder value were recognized. The Committee continues to view the use of stock option grants as appropriate for this purpose. At the instance of the Committee, the Corporation submitted for stockholder approval the 1996 Stock Option Plan, to provide additional option grants for executive officers and other management personnel. This submission was subsequently approved by the stockholders, and certain option grants were made thereunder. Each of the grants made to executive officers under the 1996 Stock Option Plan contains a vesting provision tied to an increase in market value of the Corporation's common stock. Through the end of fiscal 1997, no vesting had occurred under the 1996 Share Incentive Plan.

CEO COMPENSATION

     The Committee and Mr. Goldman have agreed that Mr. Goldman's compensation arrangements shall be determined by the Committee and that Mr. Goldman's annual incentive will be determined on the basis of the same profit plan used in determining the annual bonuses for other executive management. However, the amount of Mr. Goldman's annual bonus will be based solely on the achievement of corporate objectives. Similarly, performance measures under the long term incentive arrangement were established for, and options under the 1996 Share Incentive Plan were awarded to Mr. Goldman on the same basis as the Corporation's other executive management (including vesting positions tied to an increase in market value of the Corporation's common stock), recognizing his senior position grade level. In light of the particular corporate-wide responsibilities of the Chief Executive Officer, the Committee believes that, more than other executive management, the most substantial portion of Mr. Goldman's potential compensation should be tied to the appreciation of the share price of the Corporation's Common Stock. No awards were made to Mr. Goldman in respect of fiscal 1997 under either the annual incentive plan or the long term incentive arrangement, and no vesting of his options under the 1996 Share Incentive Plan occurred during fiscal 1997.

                           THE COMPENSATION COMMITTEE

     The Compensation Committee consists of the following individuals:

       ANDREW J. CAVANAUGH (CHAIRMAN)
       SCOTT R. HELDFOND
       S. LEE KLING

                               PERFORMANCE GRAPH

     The graph below compares the cumulative total returns on an assumed investment of $100 on the last trading day of each of the calendar years indicated below in the Corporation's Common Stock, the S&P 500 Index and the S&P Small Capitalization Index (which includes the Corporation), assuming full reinvestment of dividends and no payment of brokerage or other commissions or fees. Past performance is not necessarily indicative of future performance.

                                                              S&P Small
                                    Galoob Toys, Inc.      Capitalization          S&P 500
1992                                        100                  100                 100
1993                                        300                  118                 107
1994                                        184                  111                 105
1995                                        376                  142                 141
1996                                        448                  171                 170
1997                                        316                  213                 223

                                                1992    1993    1994    1995    1996    1997
                                                ----    ----    ----    ----    ----    ----
Galoob Toys, Inc............................    $100    $300    $184    $376    $448    $316
S&P Small Capitalization....................     100     118     111     142     171     213
S&P 500.....................................     100     107     105     141     170     223